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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following presentation was given by the Second Vice Chairman of the Board on
September 20, 2000.

                               Welcoming Remarks
                        University of Chicago Reception
                               September 20, 2000
                           Second Vice Chairman Ryan

 . Good afternoon, on behalf of the members of the Chicago Board of Trade, I welcome you to today's University of Chicago Graduate School of Business reception and trade simulation.

 . I would like to thank Dr. Robert Hamada for bringing you here today to what many of us consider to be one of the last bastions of free markets. For over 152 years, the trading pits you are standing in have served as the premier place for price discovery. As the largest U.S. futures exchange, our members and member firms provide the liquidity, and the CBOT provides the low-cost efficient markets, where both institutional and individual investors come from around the world to manage their price risk. As you will hear shortly, we have many challenges facing us in the global marketplace that require the benefit of being associated with people like Bob Hamada.

 . The University of Chicago has had a long history of affiliation with the Chicago Board of Trade, and we have been fortunate to have various members of the business school faculty serve on our Board of Directors. We are very appreciative of Dr. Hamada's counsel and insight that he offers to this exchange and to our members through his service on our Board. He has brought his wisdom and outside business experience and it has been of tremendous help to us as we prepare and implement our business strategy for the new millennium.

 .  As Second Vice Chairman of the Board of Trade and Chairman of our Strategy
   Committee, I would like to take this opportunity
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   to briefly share with you some of the current issues facing our exchange today.

 . On every front, technology is leading exchanges and customers to change the way they do business, whether it is on the trading floor or on the screen. Just ten years ago, electronic trading accounted for 7% of global volume. Last year, almost 40% of all global futures trading was electronic. Exchanges are investing heavily in electronic trading and will eventually use e-commerce to extend it.

 . On August 27th, the Chicago Board of Trade and Eurex, the world's largest electronic futures exchange, embraced this change by launching a new trading platform called a/c/e. Through this alliance, traders will have one screen, but access to all of the products from the world's top two futures exchanges.

 . a/c/e is the first electronic trading network of its scale in the world. The proven Eurex technology and its existing global distribution network will be the gateway for expanded access to CBOT and Eurex products for market users by broadening the distribution of our products and by bringing significant benefits to our members and customers through increased global trading opportunities.

 . We had 84 firms signed up for the initial launch, and the trading volume generated thus far has exceeded our expectations. The second phase of the alliance, scheduled for launch in the fourth quarter of this year, will include an additional 60 to 80 firms currently in the process of signing on to the new system. We are pleased with the growth so far, and we are optimistic that market interest in a/c/e will continue to grow through the end of this year and into 2001.
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 .  We also are working hard to incorporate new technology enhancements in our open outcry markets in a move toward a paperless trading floor.

 . Through e-openoutcry.com, our new browser-based order entry system, clearing firms have the ability to allow customers to send orders directly from the a/c/e trading screen to our members in the pit.

 .  One year ago, only 5% of agricultural orders were routed electronically.
   Today, 38 percent of all non-spread agricultural futures orders are routed through the electronic order routing system.

 . All of this is being done in the name of improving the efficiency of order flow both in and out of our trading pits, so that we can improve our level of customer satisfaction and hopefully, in turn, generate additional business.

 .  Another CBOT strategic initiative is the adoption of a for-profit structure;
   that is, moving us from a membership association to a more business-like structure that will better prepare us to deal with competitive threats and maintain our global leadership position in a technology advanced marketplace. The key is to position the exchange to proactively address competitors before they target us.

 . Last month the CBOT Board of Directors unanimously adopted a revised restructuring strategy under which the electronic CBOT, called eCBOT, will remain a wholly owned subsidiary of the for-profit open outcry company.
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 .  Although it will be a CBOT subsidiary, the plan is to operate the eCBOT on an independent and competitive basis with significant autonomy for eCBOT's management.

 . With Dr. Hamada's advice and counsel, we are committed to this restructuring strategy, and we are committed to devoting the time, energy, and resources to make sure that the CBOT and its members are positioned to compete here or elsewhere in the world. Restructuring will allow us to continue to make deliberate business decisions; decisions that will maximize our shareholders value and allow the Exchange to prosper financially.


 .  That gives you a capsulized version of our business, and where we plan to go in the future. On behalf of the Chicago Board of Trade, I welcome you to the exchange, and I hope you find the trading simulation you will soon participate in to be both educational and fun. It now is a pleasure for me to call to the podium Dr. Hamada.
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                      Introduction of Simulation Trading
                        (Following Dean Hamada Remarks)

 . In a moment, several Board of Trade members will conduct a mock trading session to demonstrate first hand, our price discovery function.

 . I would like to thank the members here with us today who will help demonstrate the method of open outcry trading.

 .  Before we begin, I would also like to introduce the three simulation leaders:


Sam Alonzi  is an Independent Broker in the Corn Futures Pit
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Tony Danielak is Vice President, Commercial Grain Division of R. J. O'Brien
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Dan Kayser is a Trading Manager for Lind-Waldock
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I hope you enjoy this afternoon's event.  Thank you.


The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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